PEMBINA PIPELINE CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)

Exhibit to March 31, 2014 Consolidated Interim Statement of Comprehensive Income

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME COVERAGE RATIO

The following ratio, based on the Consolidated Interim Statement of Comprehensive Income, is for the twelve month period then ended.

Twelve Months Ended March 31, 2014
Earnings coverage (1)	4.8x

(1)	Earnings coverage is equal to profit attributable to owners of Pembina before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on preferred shares.